UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

WeWork Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

96209A104

(CUSIP Number)

SB Global Advisers Limited

Attn: Stephen Lam

69 Grosvenor St

Mayfair, London W1K 3JP

+44 0207 629 0431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96209A104	13D	Page 1 of 6 pages

EXPLANATORY NOTE

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 1, 2021 (as amended to date, the “Schedule 13D”) with respect to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of WeWork Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

Voluntary Petitions for Bankruptcy

On November 6, 2023, the Issuer and certain of its direct and indirect subsidiaries (together with the Issuer, the “Debtors”) filed voluntary petitions to commence proceedings under Chapter 11 (the “Chapter 11 Cases”) of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”). The Debtors have requested that the Chapter 11 Cases be jointly administered under the caption “In re WeWork Inc., et al.”

Restructuring Support Agreement

Also on November 6, 2023, prior to the commencement of the Chapter 11 Cases, the Debtors entered into a Restructuring Support Agreement (the “Restructuring Support Agreement”) with (a) SoftBank Vision Fund II-2 L.P., (“SVF II”), SVF II Aggregator (Jersey) L.P., SVF II WW (DE) LLC, and SVF II WW Holdings (Cayman) Limited, (collectively, the “SoftBank Parties”) as holders of the (i) 15.000% First Lien Senior Secured PIK Notes due 2027, Series II (the “Series II First Lien Notes”), (ii) 11.000% Second Lien Exchangeable Senior Secured PIK Notes due 2027 (the “Second Lien Exchangeable Notes”) and (iii) 12.000% Third Lien Exchangeable Senior Secured PIK Notes due 2027 (the “Third Lien Exchangeable Notes”), each issued by WeWork Companies LLC (the “Note Issuer” or the “WeWork Obligor”) and WW Co-Obligor Inc. (together with the Note Issuer, the “Note Issuers”) under the applicable indentures, and (b) certain holders (collectively with the SoftBank Parties, the “Consenting Stakeholders”) of the (i) 15.000% First Lien Senior Secured PIK Notes due 2027, Series I (the “Series I First Lien Notes”) and Series III (the “Series III First Lien Notes” and, collectively with the Series I First Lien Notes and the Series II First Lien Notes, the “First Lien Notes”) and (ii) 11.000% Second Lien Senior Secured PIK Notes due 2027 (the “Second Lien Notes”), each issued by the Note Issuers under the applicable indentures, on the terms of a comprehensive restructuring transaction (the “Restructuring Transaction”) to be implemented through the Chapter 11 Cases. The Consenting Stakeholders own in the aggregate approximately (i) 89.4% of the aggregate principal amount of the Series I First Lien Notes, (ii) 100% of the aggregate principal amount of the Series II First Lien Notes, (iii) 100% of the aggregate principal amount of the Series III First Lien Notes, (iv) 85.2% of the aggregate principal amount of the Second Lien Notes, (v) 100% of the aggregate principal amount of the Second Lien Exchangeable Notes and (vi) 100% of the aggregate principal amount of the Third Lien Exchangeable Notes.

CUSIP No. 96209A104	13D	Page 2 of 6 pages

Under the Restructuring Support Agreement, the Consenting Stakeholders have agreed, subject to certain terms and conditions, to support a financial and operational restructuring (the “Restructuring”) of the existing debt of, existing equity interests in, and certain other obligations of the Debtors, pursuant to a prearranged plan of reorganization (the “Plan”) under Chapter 11 of the Bankruptcy Code in the Chapter 11 Cases.

The Plan will be implemented in accordance with the Restructuring Support Agreement and that certain restructuring term sheet (the “Restructuring Term Sheet”), attached to and incorporated into the Restructuring Support Agreement (such transactions described in, and in accordance with, the Restructuring Support Agreement and the Restructuring Term Sheet, the “Restructuring Transactions”) which, among other things, contemplates:

•

the equitization of the Prepetition LC Facility Claims, the 1L Notes Claims and the 2L Notes Claims into New Interests (each, as defined in the Restructuring Support Agreement), subject to certain conditions set forth in the Restructuring Term Sheet; and

•	the cancellation of all other indebtedness and preexisting equity interests in the applicable Debtors

The Restructuring Support Agreement also contemplates that the Consenting Stakeholders will support a super priority debtor-in-possession term loan “C” and letter of credit facility for the issuance of cash collateralized standby letters of credit during the Chapter 11 Cases.

The Restructuring Support Agreement, the Restructuring Term Sheet and the Plan also provide for stakeholder recoveries and treatment, including, without limitation, as follows:

•

each holder of Prepetition LC Facility Claims and 1L Notes Claims shall receive its pro rata share of the 1L Equity Distribution (as defined in the Restructuring Term Sheet), subject to certain dilution;

•	each holder of 2L Notes Claims shall receive its pro rata share of the 2L Equity Distribution (as defined in the Restructuring Term Sheet), subject to certain dilution;

•

each holder of 3L Notes Claim (as defined in the Restructuring Support Agreement), Unsecured Notes Claim and General Unsecured Claim (each, as defined in the Restructuring Term Sheet) shall receive treatment in a manner consistent with section 1129(a)(9) of the Bankruptcy Code and in any event no less than such holder’s pro rata share of the liquidation value of the unencumbered assets held by the applicable Debtor against which their claim is allowed; and

CUSIP No. 96209A104	13D	Page 3 of 6 pages

•	each holder of equity interests in the Debtors shall have such equity interests cancelled, released, discharged, and extinguished and shall not receive any distribution on account of such interests.

The Restructuring Support Agreement contains certain milestones for the progress of the Chapter 11 Cases, which include the dates by which the Debtors are required to, among other things, obtain certain orders of the Bankruptcy Court and consummate the Restructuring Transactions.

Although the Debtors intend to pursue the Restructuring contemplated by the Restructuring Support Agreement, there can be no assurance that the Debtors will be successful in completing a restructuring or any other similar transactions on terms set forth in the Restructuring Support Agreement, on different terms or at all.

The foregoing description of the Restructuring Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Restructuring Support Agreement which is filed as an exhibit hereto and incorporated by reference herein.

Satisfaction Letter & Reimbursement Agreement

In addition, pursuant to the previously announced satisfaction letter, dated October 30, 2023 (the “Satisfaction Letter”), and the Amended and Restated Reimbursement Agreement, dated as of December 20, 2022 (as amended, supplemented or otherwise modified from time to time, the “Reimbursement Agreement”), each by and among the WeWork Obligor, SVF II and the other parties thereto, SVF II has reimbursed certain amounts in respect of letter of credit draws under the Credit Agreement, dated as of December 27, 2019 (as amended, supplemented or otherwise modified from time to time), by and among the WeWork Obligor, SVF II and the other parties thereto. SVF II notified the WeWork Obligor of amounts SVF II had reimbursed as of such date, requiring the WeWork Obligor to repay such amount.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Restructuring Support Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies

CUSIP No. 96209A104	13D	Page 4 of 6 pages

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description

13	Restructuring Support Agreement, dated as of November 6, 2023, by and among the Issuer and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 7, 2023).

CUSIP No. 96209A104	13D	Page 5 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2023

SVF II WW Holdings (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SVF II WW (DE) LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SVF II Holdings (DE) LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SVF II Aggregator (Jersey) L.P.
By: SB Global Advisers Limited, its Manager

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

SoftBank Vision Fund II-2 L.P.
By: SB Global Advisers Limited, its Manager

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

SB Global Advisers Limited

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

CUSIP No. 96209A104	13D	Page 6 of 6 pages

SoftBank Group Corp.

By:	/s/ Yuko Yamamoto
Name:	Yuko Yamamoto
Title:	Head of Corporate Legal Department